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Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION ("MD&A")

        This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the interim consolidated financial statements of Kinross Gold Corporation ("Kinross" or the "Company") for the period ended March 31, 2006. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the Company's annual audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005 for additional details, which are available on the Company's website www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided as a note to the annual audited financial statements. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three months ended March 31, 2006. This MD&A was prepared as of May 1, 2006.

1.     Overview

        The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with the acquisition of mining interests, exploration and development of mining interests, mining and processing of gold and silver, regulatory and environmental compliance and general and administrative functions. The prices of gold and silver and many of the costs associated with the Company's operations are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost-effective producer.

Consolidated Financial and Operating Highlights

	Three months ended March 31,		Change(b)
			2006 vs 2005
	2006	2005
	(in millions, except ounces and per share amounts)
Gold equivalent ounces — produced(a)	362,395	410,480	(12%)
Gold equivalent ounces — sold	371,818	415,768	(11%)
Average realized gold price ($/ounce)	$532	$429	24%
Metal sales	$198.3	$179.8	10%
Operating earnings	$22.4	$—	nm
Net earnings (loss)	$8.9	$(0.9)	nm
Basic and diluted earnings (loss) per share	$0.03	$—	nm
Cash flow provided from operating activities	$20.1	$26.8	(25%)

(a)
Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each period. This ratio for the first quarter of 2006 was 57.03:1, compared with 61.31:1 for the first quarter of 2005.

(b)
"nm" denotes not meaningful.

2.     Impact of Key Economic Trends

        Kinross' 2005 annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2005 Annual MD&A.

Price of gold

        The price of gold is the largest single factor in determining profitability and cash flow from operations. During the first quarter of 2006, the average market price of gold was $554 per ounce, compared with an average of $427 per ounce during the comparable period in 2005. During the first three months of 2006, the price of gold moved between a low of $521 per ounce to a high of $584 per ounce. During the quarter, the Company realized an average price of $532 per ounce on its sales of gold. The difference between the realized gold price during the quarter of $532 per ounce versus the average market price of $554 per ounce was largely the result of losses realized on written gold call options.

Foreign currencies

        Kinross receives its revenues through the sale of gold in U.S. dollars. However, for the Company's non-U.S. operations, a portion of the operating costs and capital expenditures are denominated in the local currency. Kinross' non-U.S. operations are located in Canada, Brazil, Chile and Russia, and movements in the exchange rate between the currencies of these countries and the U.S. dollar have an impact on profitability and cash flow. During the first quarter of 2006, compared with the same period in 2005, the Canadian dollar, Brazilian real and the Chilean peso were all stronger against the U.S. dollar, resulting in increased costs to the Company. The Russian ruble was largely unchanged.

Inflationary cost pressures

        In addition to the weaker U.S. dollar, the Company's profitability has also been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Mining is an energy intensive activity and energy prices, both in the form of fuel and electricity, can have a significant impact on operations. Other consumables, such as steel, concrete and tires, have also increased in price. One of the goals of the Company's focus on continuous improvement is to seek to mitigate the impact of higher consumable prices by extending the life of capital assets and efficient use of materials and supplies in general.

3.     Outlook

        Gold equivalent ounces produced during the quarter were below budget. However, the Company still expects to meet the previously forecasted annual gold equivalent production of 1.44 million ounces. It is expected that higher commodity and energy costs, along with a weakened U.S. dollar will continue to negatively impact cost of sales.

4.     Developments

Agreement to Acquire Crown Resources Corporation

        On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross would acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometres by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the United States Securities and Exchange Commission and approval by Crown shareholders. As a result of a review of the accounting for goodwill in the TVX Gold Inc. and Echo Bay Mines Ltd. transaction, the completion of the registration statement was delayed.

        On January 7, 2005, the Company and Crown announced that the termination date for the Agreement was extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

        Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown would receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110.0 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10.0 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' notice to Kinross.

        As a result of the delay due to the restatement, the Company has signed an amendment to extend the termination date from March 31, 2006 to December 31, 2006 and adjust the price that the Company will pay to acquire Crown and the Buckhorn gold deposit. Shareholders of Crown will now receive 0.32 shares of Kinross for each share of Crown, a decrease of 0.02 over the previous ratio of 0.34 shares, and the valuation collar mentioned above has been removed. Assuming all of the outstanding Crown warrants and options are converted, a total of approximately 14.7 million common shares of Kinross will be issued upon completion of the transaction.

        The Company has also agreed to loan Crown $2.0 million if the transaction is not closed by July 1, 2006. The $2.0 million loan would be used to buy out the only existing smelter return royalty from a third party covering the ore body at Buckhorn. The loan would have a three-year term and bear interest at the published (Wall Street Journal) prime rate at the time of borrowing plus 3%.

        On April 24, 2006, Kinross filed an amended registration statement with the United States Securities and Exchange Commission. Upon completion of the regulatory review, Crown will distribute the information circular to its shareholders who will vote on the proposed merger.

Sale of Aquarius Gold Property

        On December 7, 2005, Kinross signed a letter of intent to sell its Aquarius gold property to St Andrew Goldfields Ltd. ("St Andrew") in exchange for 100 million common shares of St Andrew and warrants to acquire 25.0 million St Andrew common shares at a price of CDN$0.17 per share for a period of 24 months. Based on a value of approximately $14.3 million for the consideration to be received and a carrying value for the Aquarius gold property of $51.1 million, the Company recorded an impairment charge to the carrying value of property, plant and equipment and goodwill of $36.8 million in 2005.

Adoption of Shareholders' Rights Plan

        On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan"). The Plan will allow sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue other alternatives. The Plan is in effect and is subject to shareholder approval.

5.     Consolidated Financial Results for the First Quarter Ended March 31, 2006

Summary of Consolidated Financial and Operating Performance

	Three months ended March 31,		Change(b)
			2006 vs 2005
	2006	2005
	(in millions, except ounces and per share amounts)
Gold equivalent ounces — sold(a)	371,818	415,768	(11%)
Gold ounces — sold	356,348	401,114	(11%)
Silver ounces — sold	882,296	898,454	(2%)
Average realized gold price ($/ounce)	$532	$429	24%
Gold sales — revenue	$196.3	$172.2	14%
Gold deferred revenue (expense) realized	(6.9)	(0.3)	nm
Silver sales revenue	8.9	7.9	13%

Total metal sales	$198.3	$179.8	10%
Operating earnings	$22.4	$—	nm
Net earnings (loss)	$8.9	$(0.9)	nm
Basic and diluted earnings (loss) per share	$0.03	$—	nm
	As at March 31, 2006	As at December 31, 2005
Cash and cash equivalents	$84.1	$97.6
Current assets	$241.9	$241.9
Total assets	$1,712.2	$1,698.1
Current liabilities	$171.9	$177.9
Total liabilities	$622.5	$622.0
Shareholders' equity	$1,089.7	$1,076.1

(a)
Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each period. This ratio for the first quarter of 2006 was 57.03:1, compared with 61.31:1 for the first quarter of 2005.

First quarter 2006 vs. first quarter 2005

  •
  Kinross' share of gold equivalent ounces sold in the first quarter of 2006 was 11% lower than in the corresponding period of 2005. Increased ounces sold at Refugio, Paracatu and La Coipa was offset by lower sales at the Porcupine Joint Venture, Musselwhite and Fort Knox, along with Kettle River and Lupin due to planned shutdowns and the winding down of operations at Kubaka.

  •
  Revenues from metal sales increased by 10% due to higher realized gold prices; partially offset by the sale of fewer ounces. The Company sold 356,348 ounces of gold at a realized gold price of $532 per ounce, compared with 401,114 ounces of gold at an average realized price of $429 per ounce during the prior year's quarter.

  •
  The increased revenue along with a 34% decrease in depreciation, depletion and amortization, partially offset by an increase in costs of sales, resulted in an increase in operating earnings of $22.4 million. Depreciation, depletion and amortization decreased at Round Mountain due to increased reserves and at Fort Knox as a result of the impairment on property, plant and equipment recorded in the fourth quarter of 2005. Depreciation, depletion and amortization was also lower at Kubaka, Kettle River, the Porcupine Joint Venture, Paracatu, Crixas and Musselwhite.

  •
  An increase in cost of sales of $8.4 million and higher exploration and business development expense partially offset increased revenue and the drop in depreciation. Despite the sale of fewer ounces, all reportable operating segments, with the exception of La Coipa, experienced increased operating costs. The increases were largely the result of higher commodity costs and stronger local currencies in the non-U.S. countries where the Company has operations.

  •
  Net earnings for the first quarter of 2006 were $8.9 million, or $0.03 per share, compared with a loss of $0.9 million in the first quarter of 2005. The increase was the result of stronger operating earnings; partially offset by other expenses of $12.7 million. Other expenses in 2006 included foreign exchange losses of $9.4 million and unrealized derivative losses of $2.5 million. The unrealized derivative losses are related to written call options. Interest expense was $2.5 million during the quarter, while interest and other income was $1.7 million.

  •
  Cash flow provided by operating activities decreased by 25%, from $26.8 million in the first quarter of 2005 to $20.1 million during the same period in 2006. The increase in cash provided by higher revenue was offset by higher operating costs, increased other expenses and larger working capital requirement during the quarter. During the first quarter of 2006, cash decreased $13.5 million, from $97.6 million at December 31, 2005 to $84.1 million at March 31, 2006.

Operating Earnings by Segment

	Three months ended March 31,		2006 vs 2005
	2006	2005	Change $	Change %
Operating Segments
Fort Knox	$9.1	$4.6	$4.5	98%
Round Mountain	17.7	4.3	13.4	312%
La Coipa	5.0	0.1	4.9	4900%
Crixas	5.7	3.8	1.9	50%
Paracatu	6.0	2.1	3.9	186%
Musselwhite	(1.0)	(1.1)	0.1	9%
Porcupine Joint Venture	(0.2)	2.8	(3.0)	nm
Refugio	5.7	0.7	5.0	714%
Other operations(a)	(4.9)	(1.0)	(3.9)	nm
Corporate & Other	(20.7)	(16.3)	(4.4)	(27%)

Total	$22.4	$—	$22.4	nm

(a)
Other operations include Kettle River, Kubaka and Gurupi.

Mining Operations

Fort Knox (100% ownership and operator) — Alaska, U.S.A

	Three months ended March 31,		2006 vs 2005
				Change %
	2006	2005	Change
Operating Statistics
Tonnes processed (000's)	3,183	3,007	176	6%
Grade (grams/tonne)	0.91	0.88	0.03	3%
Recovery (%)	85.3%	87.1%	(1.8% )	(2%)
Gold equivalent ounces
Produced	79,677	73,953	5,724	8%
Sold	67,608	70,998	(3,390)	(5%)
Financial data (in US$ millions)
Metal sales	$37.1	$30.5	$6.6	22%
Cost of sales(a)	21.5	17.5	4.0	23%
Accretion and reclamation expense	0.3	0.3	—	0%
Depreciation, depletion and amortization	6.0	7.7	(1.7)	(22%)

	9.3	5.0	4.3	86%
Exploration	0.1	0.1	—	0%
Other	0.1	0.3	(0.2)	(67%)

Segment earnings	$9.1	$4.6	$4.5	98%

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

First quarter 2006 vs. first quarter 2005

  •
  Gold equivalent production increased by 8%, reflecting an increase in tonnes processed and a higher grade; partially offset by a lower recovery. Production in the first quarter of 2005 was impacted by slope stability issues which affected the planned ore release from the Fort Knox pit.

  •
  Revenues from metal sales were up by 22% due to a higher realized gold price; partially offset by a 5% drop in the number of ounces sold.

  •
  Despite selling fewer ounces, cost of sales increased by 23% in the first quarter of 2006. The increase was the result of increases in fuel and electricity costs along with other operating costs.

  •
  An impairment charge of $141.8 million was recorded against the mine's property, plant and equipment in the fourth quarter of 2005, which contributed to a 22% decrease in depreciation, depletion and amortization in the first quarter of 2006, compared with the first quarter of 2005.

Round Mountain (50% ownership and operator) — Nevada, U.S.A

	Three months ended March 31,		2006 vs 2005
				Change %
	2006	2005	Change
Operating Statistics(a)
Tonnes processed (000's)(b)	12,981	16,496	(3,515)	(21%)
Grade (grams/tonne)	0.58	0.65	(0.07)	(11%)
Gold equivalent ounces
Produced	85,091	95,393	(10,302)	(11%)
Sold	94,067	92,820	1,247	1%
Financial data (in US$ millions)
Metal sales	$51.7	$39.9	$11.8	30%
Cost of sales(c)	27.6	24.1	3.5	15%
Accretion and reclamation expense	0.4	0.5	(0.1)	(20%)
Depreciation, depletion and amortization	5.6	10.9	(5.3)	(49%)

	18.1	4.4	13.7	311%
Exploration	0.4	0.1	0.3	300%

Segment earnings	$17.7	$4.3	$13.4	312%

(a)
Due to the nature of heap leach operations recovery rates cannot be accurately measured on a quarterly basis.

(b)
Tonnes processed represent 100% of mine production.

(c)
Cost of sales excludes accretion, depreciation, depletion and amortization.

First quarter 2006 vs. first quarter 2005

  •
  Gold production was 11% lower in the first quarter of 2006 due to fewer tonnes processed at a lower average grade. Tonnes processed were lower due to reduced loader availability, crusher downtime and weather related delays. Grade was lower largely due to the processing of low grade stockpiles.

  •
  Revenues from metal sales increased by 30% as a result of a higher realized gold price and a slight increase in the number of ounces sold.

  •
  Cost of sales increased by 15% due to increased personnel and contractor costs and increased commodity related costs. Compared to the first quarter of 2005, fuel and electricity costs each increased by approximately 17%. In addition, the higher gold price has resulted in higher royalties and taxes.

  •
  Depreciation decreased by 49% largely due to an increase in reserves year-over-year.

La Coipa (50% ownership, Barrick Gold 50%, operator) — Chile

	Three months ended March 31,		2006 vs 2005
	2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	1,577	1,702	(125)	(7%)
Grade (grams/tonne)
— Gold	1.19	0.99	0.20	20%
— Silver	58.18	47.02	11.16	24%
Recovery (%)
— Gold	82.9%	81.8%	1.1%	1%
— Silver	52.7%	57.9%	(5.2% )	(9%)
Gold equivalent ounces
Produced	38,627	34,024	4,603	14%
Sold	40,066	37,988	2,078	5%
Financial data (in US$ millions)
Metal sales	$22.5	$17.6	$4.9	28%
Cost of sales(b)	11.3	12.5	(1.2)	(10%)
Accretion and reclamation expense	0.2	0.1	0.1	100%
Depreciation, depletion and amortization	5.6	4.4	1.2	27%

	5.4	0.6	4.8	800%
Exploration	0.4	0.2	0.2	100%
Other	—	0.3	(0.3)	(100%)

Segment earnings	$5.0	$0.1	$4.9	4900%

(a)
Tonnes processed represent 100% of mine production.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        In the first quarter of 2006, Placer Dome Inc. was acquired by Barrick Gold Corporation.

First quarter 2006 vs. first quarter 2005

  •
  Gold equivalent production increased 14% during the first quarter of 2006 mainly due to higher gold and silver grades. The lower grades in 2005 were the result of changes to the mine plan due to pit slope failures. The ratio to convert silver into gold equivalent ounces was 57.03:1 in the first quarter of 2006, compared with 61.31:1 in the first quarter of 2005.

  •
  The sale of gold equivalent ounces increased by 5% which, along with a higher realized gold price, resulted in a 28% increase in revenues from metal sales.

  •
  Cost of sales decreased by 10% between the first quarter of 2005 and the first quarter of 2006, despite selling more ounces. The decrease was due to increased costs in the first quarter of 2005 due to the pit slope failures. This was partially offset by higher power costs and a 9% appreciation in the Chilean peso against the U.S. dollar between the first quarter of 2005 and the first quarter of 2006.

  •
  Depreciation, depletion and amortization increased 27% as a result of depreciable assets added at the mine during 2005 and an increase in the number of ounces sold.

Crixás (50% ownership, AngloGold Ashanti 50%, operator) — Brazil

	Three months ended March 31,		2006 vs 2005
				Change %
	2006	2005	Change
Operating Statistics
Tonnes processed (000's)(a)	198	188	10	5%
Grade (grams/tonne)	7.96	8.37	(0.41)	(5%)
Recovery (%)	95.2%	95.6%	(0.4% )	(0%)
Gold equivalent ounces
Produced	24,121	24,192	(71)	(0%)
Sold	23,938	24,156	(218)	(1%)
Financial data (in US$ millions)
Metal sales	$13.2	$10.3	$2.9	28%
Cost of sales(b)	4.5	3.5	1.0	29%
Accretion and reclamation expenses	—	—	—	0%
Depreciation, depletion and amortization	2.8	2.9	(0.1)	(3%)

	5.9	3.9	2.0	51%
Exploration	0.1	0.1	—	0%
Other	0.1	—	0.1	nm

Segment earnings	$5.7	$3.8	$1.9	50%

(a)
Tonnes processed represent 100% of mine production.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

First quarter 2006 vs. first quarter 2005

  •
  Gold production was similar between the first quarter of 2005 and the first quarter of 2006. A decrease in grade between the periods was offset by an increase in the tonnes processed.

  •
  Higher revenues from metal sales were the result of higher realized gold prices.

  •
  Cost of sales increased by 29% due to the mining and processing of additional tonnes of lower-grade ore, along with an 18% appreciation in the Brazilian real against the U.S. dollar during the first quarter of 2006, compared with the same period in 2005. In addition, the mine experienced increases in power and other commodity costs.

Paracatu (100% ownership and operator) — Brazil

	Three months ended March 31,		2006 vs 2005
				Change %
	2006	2005	Change
Operating Statistics
Tonnes processed (000's)(a)	4,333	3,900	433	11%
Grade (grams/tonne)	0.39	0.42	(0.03)	(7%)
Recovery (%)	78.4%	76.9%	1.5%	2%
Gold equivalent ounces
Produced	42,900	40,609	2,291	6%
Sold	46,127	43,482	2,645	6%
Financial data (in US$ millions)
Metal sales	$25.2	$18.6	$6.6	35%
Cost of sales(b)	15.1	12.3	2.8	23%
Accretion and reclamation expense	0.2	0.2	—	0%
Depreciation, depletion and amortization	2.8	3.6	(0.8)	(22%)

	7.1	2.5	4.6	184%
Exploration	0.4	0.4	—	0%
Other	0.7	—	0.7	nm

Segment earnings	$6.0	$2.1	$3.9	186%

(a)
Tonnes processed represent 100% of mine production.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

First quarter 2006 vs. first quarter 2005

  •
  Production during the first quarter of 2006 increased by 6% over the corresponding quarter in 2005 as lower grade was offset by a higher recovery rate and an increase in the number of tonnes processed. The increase in the tonnes processed was due to the mining of softer ore in the first quarter of 2006 and mill stoppages for repairs in the first quarter of 2005.

  •
  Revenues from metal sales increased by 35% as a result of a 6% increase in the number of ounces sold and a higher realized gold price.

  •
  Cost of sales increased by 23% quarter-over-quarter largely due to an increase in the number of ounces sold, an 18% appreciation in the Brazilian real against the U.S. dollar and increased power and commodity costs.

  •
  Depreciation, depletion and amortization decreased by 22% as additions to reserves have extended the mine life over which the property, plant and equipment is depreciated.

Musselwhite (31.93% ownership, Barrick Gold 68.07%, operator) — Ontario, Canada

	Three months ended March 31,		2006 vs 2005
				Change %
	2006	2005	Change
Operating Statistics
Tonnes processed (000's)(a)	354	355	(1)	(0%)
Grade (grams/tonne)	4.71	6.00	(1.29)	(22%)
Recovery (%)	94.3%	95.5%	(1.2% )	(1%)
Gold equivalent ounces
Produced	16,168	21,544	(5,376)	(25%)
Sold	16,860	20,340	(3,480)	(17%)
Financial data (in US$ millions)
Metal sales	$9.3	$8.8	$0.5	6%
Cost of sales(b)	7.2	6.4	0.8	13%
Accretion	—	—	—	0%
Depreciation, depletion and amortization	2.4	3.1	(0.7)	(23%)

	(0.3)	(0.7)	0.4	57%
Exploration	0.7	0.4	0.3	75%

Segment loss	$(1.0)	$(1.1)	$0.1	9%

(a)
Tonnes processed represent 100% of mine production.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        In the first quarter of 2006, Placer Dome Inc. was acquired by Barrick Gold Corporation.

First quarter 2006 vs. first quarter 2005

  •
  Gold production in the first quarter of 2006 was 25% lower largely due to localized poor ground conditions that delayed access to higher-grade ore blocks. As a result, mill feed for the quarter was limited to lower-grade ore from underground and stockpiles. Average grade for the quarter was 22% lower than in the similar quarter of 2005. A re-engineered mining sequence to access and mine the high-grade blocks has been completed and is currently being reviewed.

  •
  Metal sales increased by 6% as higher gold prices offset a 17% decrease in the number of ounces sold.

  •
  Despite a 17% decrease in ounces sold, cost of sales increased by 13%. The increase was largely due to increased energy and commodity costs. Operating costs were also negatively impacted by a 6% appreciation in the Canadian dollar against the U.S. dollar in the first quarter of 2006, compared with the first quarter of 2005.

  •
  Depreciation, depletion and amortization decreased by 23%. The decrease was the result of fewer ounces being sold and a portion of the ounces mined in 2005 being replaced in reserves with additional ounces.

Porcupine Joint Venture (49% interest, Barrick Gold 51%, operator) — Ontario, Canada

	Three months ended March 31,		2006 vs 2005
				Change %
	2006	2005	Change
Operating Statistics
Tonnes processed (000's)(a)	997	1,074	(77)	(7%)
Grade (grams/tonne)	2.17	3.14	(0.97)	(31%)
Recovery (%)	90.3%	92.0%	(1.7% )	(2%)
Gold equivalent ounces
Produced	30,132	52,891	(22,759)	(43%)
Sold	32,153	50,060	(17,907)	(36%)
Financial data (in US$ millions)
Metal sales	$17.8	$22.0	$(4.2)	(19%)
Cost of sales(b)	14.1	13.3	0.8	6%
Accretion and reclamation expense	0.5	0.2	0.3	150%
Depreciation, depletion and amortization	2.3	4.7	(2.4)	(51%)

	0.9	3.8	(2.9)	(76%)
Exploration	0.8	1.0	(0.2)	(20%)
Other	0.3	—	0.3	nm

Segment earnings (loss)	$(0.2)	$2.8	$(3.0)	nm

(a)
Tonnes processed represent 100% of mine production.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        In the first quarter of 2006, Placer Dome Inc. was acquired by Barrick Gold Corporation.

First quarter 2006 vs. first quarter 2005

  •
  Gold production for the first quarter of 2006 was 43% lower than in the first quarter of 2005 largely due to lower grade, as mining in the higher-grade Dome pit was completed in the fourth quarter of 2005. While a decrease in the average grade was budgeted, the actual mined grade at Pamour was lower than anticipated as a result of geological and mining factors that increased dilution. Review of the geological model and improved mining practice will reduce dilution at Pamour and improve the grade. Gold production was further impacted by an unplanned mill shutdown which reduced mill throughput by 7% relative to the first quarter of 2005. Metallurgical recovery was 2% lower, which again reflected the lower-grade Pamour ore.

  •
  Metal sales for the quarter decreased by $4.2 million, or 19%, as a result of the lower production and fewer ounces being sold. This decrease was partially offset by a higher realized gold price.

  •
  The decrease in ounces produced was largely due to the lower grade. However, the operation processed a similar number of tonnes compared to the first quarter of 2006. So despite fewer ounces being sold, cost of sales increased by 6%. The increase was the result of higher power costs along with a 6% appreciation in the Canadian dollar against the U.S. dollar compared with the first quarter of 2005.

  •
  Depreciation, depletion and amortization decreased by 51%. The decrease was the result of fewer ounces being sold and a portion of the ounces mined in 2005 being replaced in reserves with additional ounces.

Refugio (50% ownership and operator) — Chile

        The Refugio mine went into production in the second half of 2005 and achieved its targeted production rate in November 2005. As a result, comparative amounts from the first quarter of 2005 are not meaningful. During the first quarter of 2006, 31,948 gold equivalent ounces were sold with a cost of sales of $10.7 million and depreciation of $1.3 million. Revenues on metal sales of $17.8 million were recorded and the segment generated earnings of $5.7 million during the quarter. Ore to heaps during the first quarter was 3,124,400 tonnes, or 34,717 tonnes per day, with an average grade of 0.79 grams per tonne.

Other Operating Segments

Kubaka (98.1% ownership and operator) — Russia

        All mining activities at Kubaka and Birkachan were completed by June 2005, with only stockpiles remaining to be processed. During the first quarter of 2006, the mine sold 15,533 gold equivalent ounces.

Kettle River (100% ownership and operator) — Washington, U.S.A.

        There was no production at the Kettle River mine in the first quarter of 2006 as mining at Emanuel Creek was completed in November 2005 and the mill was temporarily shut down. Gold equivalent production was 18,766 ounces during the first quarter of 2005. With the mine on care and maintenance, the remaining staff focused on the permitting and engineering of the Buckhorn mine during the quarter. Construction of the Buckhorn mine is expected to commence once permitting and the acquisition of Crown is completed.

Exploration and business development

        Exploration and business development expense for the first quarter of 2006 was $7.5 million, compared with $4.9 million for the corresponding period in 2005, an increase of 53%. Aggregate exploration and business development is expected to be approximately $30 million for the year. The focus of the Company's exploration program is to replace and increase reserves at existing mines and increase reserves at its development projects.

General and administrative

        General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expense for the first quarter of 2006 was $10.1 million, compared with $10.2 million for the similar period in 2005. General and administrative costs in 2005 included increased severance costs and increased professional fees resulting from the review of the accounting for the acquisition of TVX and Echo Bay. However, the Canadian dollar continued to strengthen, largely offsetting the impact of reduced severance costs and professional fees in the first quarter of 2006. The Canadian dollar appreciated 6% against the U.S. dollar between the first quarters of 2005 and 2006.

Other income (expense) — net

	Three months ended March 31,		2006 vs 2005
			Change $	Change %
	2006	2005
	in US$ millions
Interest and other income	$1.7	$1.9	(0.2)	(11%)
Interest expense	(2.5)	(1.9)	(0.6)	(32%)
Foreign exchange gains (losses)	(9.4)	1.7	(11.1)	nm
Non-hedge derivative losses	(2.5)	—	(2.5)	nm

Other income (expense) — net	$(12.7)	$1.7	(14.4)	nm

Interest expense

        Interest expense totaled $2.5 million during the first quarter of 2006, an increase of $0.6 million from the same period in 2005. The increased interest expense is partially the result of increased long-term debt. Total long-term debt at

March 31, 2006 was $158.7 million, compared with $139.0 million at March 31, 2005. In addition, the interest expense on the Company's variable rate debt increased due to increases to LIBOR between the first quarter of 2005 and the first quarter of 2006. The Company capitalized interest during the first quarter of 2006, totaling $0.5 million related to capital development projects at Fort Knox and Round Mountain.

Non-hedge derivative losses

        During the first quarter of 2006, the Company recorded non-hedge derivative losses of $2.5 million. The losses related to written gold call options and are discussed further under "Financial Instruments" below.

Foreign exchange gains (losses)

        A net foreign exchange loss of $9.4 million was recorded during the first quarter of 2006, compared with a net gain of $1.7 million for the comparative period in 2005. The loss on foreign exchange in the first quarter of 2006 was largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company's non-U.S. operations.

Income and mining taxes

        The Company is subject to tax in various jurisdictions, including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax. During the first quarter of 2006, the Company recorded a provision for income and mining taxes of $0.6 million on earnings before taxes of $9.7 million. During the corresponding period in 2005, the Company recorded a provision for income and mining taxes of $2.6 million on earnings before taxes of $1.7 million. There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity for the three months ended March 31, 2006 and 2005:

	Three months ended March 31,		2006 vs 2005
				Change %
	2006	2005	Change $
	in US$ millions
Cash flow:
Provided from operating activities	$20.1	$26.8	$(6.7)	(25%	)
Used in investing activities	(35.1)	(38.8)	3.7	10%
Provided from financing acitvities	0.2	16.6	(16.4)	(99%	)
Effect of exchange rate changes on cash	1.3	—	1.3	nm

Increase (decrease) in cash and cash equivalents	(13.5)	4.6	(18.1)	nm
Cash and cash equivalents:
Beginning of period	97.6	47.9	49.7	104%

End of period	$84.1	$52.5	$31.6	60%

Operating Activities

        Cash flow provided by operating activities was $20.1 million in the first quarter of 2006, compared with $26.8 million in the corresponding period in 2005, a decrease of 25%. The increase in cash provided by higher revenue was offset by higher operating costs, other expenses and larger working capital requirements during the quarter. During the three months ended March 31, 2006, cash decreased $13.5 million; from $97.6 million at December 31, 2005 to $84.1 million at March 31, 2006.

Investing Activities

        Net cash used in investing activities was $35.1 million in the first quarter of 2006, versus $38.8 million during the same period in 2005. Cash used included additions to property, plant and equipment of $34.7 million and $38.1 million in the first quarters of 2006 and 2005, respectively. The following provides a breakdown of capital expenditures:

	Three months ended March 31,		2006 vs 2005
				Change %
	2006	2005	Change $
	in US$ millions
Operating Segments
Fort Knox	$8.9	$10.5	$(1.6)	(15%)
Round Mountain	2.9	1.0	1.9	190%
La Coipa	3.0	1.0	2.0	200%
Crixas	1.7	1.4	0.3	21%
Paracatu	8.4	3.9	4.5	115%
Musselwhite	1.1	1.2	(0.1)	(8%)
Porcupine Joint Venture	4.7	6.1	(1.4)	(23%)
Refugio	2.3	12.6	(10.3)	(82%)
Other operations	0.6	0.1	0.5	500%
Corporate & other	1.1	0.3	0.8	267%

	$34.7	$38.1	$(3.4)	(9%)

        Capital expenditures in the first quarter of 2006 included costs related to accessing the phase six ore zone at Fort Knox, capital development at the Porcupine Joint Venture and costs at Paracatu related to the mine and mill expansion.

Financing Activities

        Net cash of $0.2 million was provided by financing activities in the first quarter of 2006, versus $16.6 million in the first quarter of 2005. Proceeds from the issue of common shares of $0.7 million were partially offset by a $0.5 million net repayment of debt. Cash provided in 2005 was primarily from the net issuance of debt of $16.1 million, which related largely to a $15.0 million increase in the LIBOR loan drawn on the Company's revolving credit facility.

Balance Sheet

	As at:
	March 31, 2006	December 31, 2005
	in US$ millions
Cash and cash equivalents	$84.1	$97.6
Current assets	$241.9	$241.9
Total assets	$1,712.2	$1,698.1
Current liabilities	$171.9	$177.9
Total debt, including current portion(a)	$173.0	$176.1
Total liabilities(b)	$622.5	$622.0
Shareholders' equity	$1,089.7	$1,076.1
Statistics
Working capital	$70.0	$64.0
Working capital ratio(c)	1.41:1	1.36:1

(a)
Includes long-term debt plus preferred shares.

(b)
Includes preferred shares and non-controlling interest.

(c)
Current assets divided by current liabilities.

        Cash during the quarter decreased by $13.5 million to $84.1 million, with cash used in investing activities exceeding cash provided from operating and financing activities. During the quarter, the Company's net debt position (cash and cash equivalents less long-term debt, including the current portion) increased from $61.7 million to $74.6 million. The Company's net working capital increased from $64.0 million to $70.0 million during the quarter, with increases in receivables and inventory and a decrease in current liabilities offsetting the decrease in cash.

        As of May 1, 2006, there were 347.1 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 3.2 million share purchase options outstanding under its share option plan, 1.1 million restricted share rights under its restricted share plan and 8.3 million common share purchase warrants outstanding.

Credit Facilities

        Kinross has a $295.0 million corporate credit facility with a maturity date of April 30, 2008. As of March 31, 2006, the Company had drawn on $269.0 million of this facility in the form of a $140.0 million LIBOR loan and letters of credit totaling $129.0 million. The letters of credit are used to satisfy financial assurance requirements, primarily associated with reclamation related activities. Obligations under the facility are secured by the Fort Knox mine as well as by a pledge of shares in various wholly owned subsidiaries. As of March 31, 2006, the Company was in compliance with the credit facility's various covenants.

        During 2005, the Company agreed to establish a method of funding additional cash calls from the Refugio mine rather than cash calling the joint venture partner, Bema Gold Corporation. ScotiaBank Sud Americano extended a $12.0 million credit facility to the Chilean company that owns the Refugio mine, Compania Minera Maricunga ("CMM"), of which Kinross owns 50%. As of December 31, 2005, CMM had drawn $11.0 million on this facility. During the first quarter of 2006, CMM reduced the draw down on the facility to $9.9 million and the facility's limit was reduced to $10.0 million. Based on Kinross' 50% ownership in CMM, $4.9 million is included on the Company's financial statements as a current portion of long-term debt. The Company is the guarantor of the agreement. It is the Company's intention to use cash generated during the year from the newly recommissioned Refugio mine to repay this debt.

        On March 26, 2006, Rio Paracatu Mineracao ("RPM"), a subsidiary of the Company, borrowed $1.5 million to fund short-term pre-export financing. This short-term loan is payable in 30 days and has an interest rate of 4.95%.

Liquidity Outlook

        The major uses of cash for the remainder of 2006, outside of operating activities and general and administrative costs, include: additions to property, plant and equipment; reclamation and remediation obligations; and exploration and business development expenses. Additions to property, plant and equipment totaled $34.7 million during the first three months, with a full year forecast of approximately $285 million. The full year capital expenditure forecast includes over $100 million for the Paracatu mine expansion, which is subject to board approval. Reclamation and remediation expenditures of $3.1 million have been spent, with a full year forecast of approximately $36 million. In the first quarter, exploration and business development expenditures of $7.5 million were incurred, of an expected $30 million for the year. It is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2006. The Company is reviewing financing alternatives and is in negotiations to secure additional debt financing for the Paracatu expansion project.

Contractual Obligations and Commitments

        Kinross has entered into an agreement to acquire Crown Resources Corporation ("Crown") in exchange for the issuance of Kinross common shares. Kinross will not issue fractional shares to the shareholders of Crown resulting in a small amount that will be paid in cash. This acquisition is discussed in the section entitled "Developments". For a schedule of contractual obligations please refer to the Company's 2005 Annual MD&A. There have been no significant changes to the contingencies discussed in the 2005 annual financial statements other than as outlined in Note 10 of the interim financial statements for the three months ended March 31, 2006.

Financial Instruments

        From time to time, the Company manages its exposure to fluctuation in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the risk management policy approved by the Company's Board of Directors.

Gold

        At December 31, 2005, the Company had 255,000 written gold call options outstanding that had a mark-to-market liability of $6.2 million, based on the year end gold price of $513 per ounce. The written call options had an average strike price of $522 per ounce. During the first quarter of 2006, net positions on 155,000 call options were closed out with total cash payments of $9.7 million, resulting in a realized loss of $6.9 million. The realized loss was recorded as a reduction to metal sales. At March 31, 2006, the remaining 100,000 written call options outstanding had a strike price of $530 per ounce with expiry dates in the second quarter of 2006 and had a mark-to-market liability of $6.2 million. During the quarter, the Company recorded a net unrealized loss of $2.5 million, which was included in other income (expense). The total loss recorded during the quarter on written call options, both realized and unrealized, was $9.4 million.

Foreign currency

        The Company conducts the majority of its operations in the United States, Canada, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while expenditures are incurred in U.S. and Canadian dollars, Brazilian reais, Chilean pesos and Russian rubles. From time to time, the Company uses fixed forward contracts to partially hedge its costs incurred in non-U.S. dollar currencies. At March 31, 2006, the Company had forward contracts to sell $6.0 million U.S. dollars for 14.8 million reais during the remaining nine months in 2006 at an average exchange rate of 2.47 reais to one U.S. dollar. The mark-to-market unrealized gain on the forward contracts at quarter end was $0.6 million, compared with $0.1 million at December 31, 2005.

7.     Critical Accounting Policies

        In the 2005 annual MD&A there is a full discussion and description of the Company's critical accounting policies. The preparation of the Company's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These are fully described in the 2005 annual MD&A.

8.     Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended March 31, 2006.

9.     Risk Analysis and Additional Information

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2005 annual MD&A, the Annual Information Form and other filings, which are available on the Company's website www.kinross.com and on www.sedar.com or upon request from the Company.

10.  Summary of Quarterly Results

	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
	(in millions, except per share amounts)
Total metal sales	$198.3	$190.0	$181.1	$174.6	$179.8	$179.2	$174.6	$158.2
Net earnings (loss)	$8.9	$(154.3)	$(44.4)	$(16.4)	$(0.9)	$(88.0)	$5.5	$11.7
Basic and diluted earnings (loss) per share	$0.03	$(0.45)	$(0.13)	$(0.05)	$—	$(0.25)	$0.02	$0.03
Cash flow provided from operating activities	$20.1	$23.8	$52.5	$30.6	$26.8	$57.9	$62.9	$25.4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        Certain information contained in this MD&A, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We refer the readers to the Risk Analysis section of our 2005 annual MD&A and our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States for more details of certain risks that may affect Kinross.

        We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

Unaudited (expressed in millions of U.S. dollars, except share amounts)

		As at
		March 31, 2006	December 31, 2005
Assets
Current assets
Cash and cash equivalents	Note 3	$84.1	$97.6
Restricted cash		1.3	1.3
Accounts receivable and other assets	Note 3	37.1	27.8
Inventories	Note 3	119.4	115.2

		241.9	241.9
Property, plant and equipment	Note 3	1,073.8	1,064.7
Goodwill	Note 3	321.2	321.2
Long-term investments		21.3	21.2
Deferred charges and other long-term assets	Note 3	54.0	49.1

		$1,712.2	$1,698.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 3	$129.7	$132.2
Current portion of long-term debt	Note 5	9.5	9.4
Current portion of reclamation and remediation obligations	Note 6	32.7	36.3

		171.9	177.9
Long-term debt	Note 5	149.2	149.9
Reclamation and remediation obligations	Note 6	143.1	139.6
Future income and mining taxes		135.5	129.6
Other long-term liabilities		8.3	7.9
Redeemable retractable preferred shares	Note 7	—	2.7

		608.0	607.6

Commitments and contingencies	Note 10
Non-controlling interest		0.2	0.3

Convertible preferred shares of subsidiary company		14.3	14.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 7	1,782.4	1,777.6
Contributed surplus		52.5	52.6
Accumulated deficit		(744.0)	(752.9)
Cumulative translation adjustments		(1.2)	(1.2)

		1,089.7	1,076.1

		$1,712.2	$1,698.1

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		346,540,173	345,417,147

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of U.S. dollars, except per share and share amounts)

		Three months ended March 31,
		2006	2005
Revenue
Metal sales		$198.3	$179.8
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		121.5	113.1
Accretion and reclamation expense		3.0	3.3
Depreciation, depletion and amortization		29.2	44.3

		44.6	19.1
Other operating costs		4.6	3.5
Exploration and business development		7.5	4.9
General and administrative		10.1	10.2
Impairment charges:
Investments and other assets		—	0.6
Gain on disposal of assets		—	(0.1)

Operating earnings		22.4	—
Other (expense) income — net	Note 3	(12.7)	1.7

Earnings before taxes and other items		9.7	1.7
Income and mining taxes expense		(0.6)	(2.6)
Non-controlling interest		—	0.2
Dividends on convertible preferred shares of subsidiary		(0.2)	(0.2)

Net earnings (loss)		$8.9	$(0.9)

Earnings (loss) per share
Basic		$0.03	$—
Diluted		$0.03	$—
Weighted average number of common shares outstanding (millions)	Note 8
Basic		345.9	345.1
Diluted		346.5	345.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of U.S. dollars)

	Three months ended March 31,
	2006	2005
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$8.9	$(0.9)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities
Depreciation, depletion and amortization	29.2	44.3
Impairment charges:
Investments and other assets	—	0.6
Gain on disposal of assets	—	(0.1)
Future income and mining taxes	(3.7)	0.8
Non-controlling interest	—	(0.2)
Stock-based compensation expense	1.4	0.8
Unrealized foreign exchange (gains) losses and other	4.5	(3.2)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(9.3)	5.9
Inventories	(8.3)	(7.2)
Accounts payable and other liabilities	(2.6)	(14.0)

Cash flow provided from operating activities	20.1	26.8

Investing:
Additions to property, plant and equipment	(34.7)	(38.1)
Additions to long-term investments and other assets	(0.9)	(4.6)
Proceeds from the sale of property, plant and equipment	0.5	0.4
Disposals of short-term investments	—	3.5

Cash flow used in investing activities	(35.1)	(38.8)

Financing:
Issuance of common shares	0.7	0.5
Proceeds from issuance of debt	4.8	16.4
Repayment of debt	(5.3)	(0.3)

Cash flow provided from financing activities	0.2	16.6

Effect of exchange rate changes on cash	1.3	—

(Decrease) increase in cash and cash equivalents	(13.5)	4.6
Cash and cash equivalents, beginning of year	97.6	47.9

Cash and cash equivalents, end of year	$84.1	$52.5

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of U.S. dollars)

	Three months ended March 31,
	2006	2005
Common share capital and common share purchase warrants
Balance at the beginning of the period	$1,777.6	$1,775.8
Common shares issued	2.2	0.5
Transfer of fair value of expired warrants and options	(0.1)	—
Conversion of redeemable retractable preferred shares	2.7	(0.2)

Balance at the end of the period	$1,782.4	$1,776.1

Contributed surplus
Balance at the beginning of the period	$52.6	$33.9
Transfer of fair value of expired warrants and options	0.1	0.2
Transfer of fair value of exercised options	(0.8)	—
Stock-based compensation	0.6	0.8

Balance at the end of the period	$52.5	$34.9

Accumulated deficit
Balance at the beginning of the period	$(752.9)	$(521.4)
Net earnings (loss)	8.9	(0.9)

Balance at the end of the period	$(744.0)	$(522.3)

Cumulative translation adjustments
Balance at the beginning of the period	$(1.2)	$(1.2)

Balance at the end of the period	$(1.2)	$(1.2)

Total common shareholders' equity	$1,089.7	$1,287.5

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31,
(in millions of U.S. dollars)

1.     NATURE OF OPERATIONS AND BASIS OF PRESENTATION

  Kinross Gold Corporation, its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, and Chile. Gold, the Company's primary product, is produced in the form of doré, which is shipped to refineries for final processing. The Company also produces and sells a limited amount of silver.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2005.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2005.

  Certain comparative figures for 2005 have been reclassified to conform to the 2006 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting changes

  (a)
  The Company adopted CICA ("Canadian Institute of Chartered Accountants") Handbook Section 3831 "Non-Monetary Transactions" ("Section 3831") in the first quarter of 2006. This revised standard is effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006. Section 3831 replaces Handbook Section 3830 "Non-Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance replace culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. The adoption of Section 3831 did not have an impact on the Company's results of operations and financial position.

  (b)
  In October 2005, the Emerging Issues Committee issued CICA Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC 157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The Company adopted EIC 157 in the first quarter of 2006 and there was no impact on the results of operations and financial position. The impact of EIC 157 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

  Recent pronouncements

  (i)
  On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments — Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for years commencing after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

          Other Comprehensive Income

    As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

          Financial Instruments — Recognition and Measurement.

    Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

          Hedges

    This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

  (ii)
  The CICA issued EIC 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC 160") in March 2006 and is applicable to stripping costs incurred in fiscal years beginning on or after July 1, 2006. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period in which stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from such specific stripping activity, such as the unit of production method. The reserves used to amortize capitalized stripping costs could differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. The Company does not expect the adoption of EIC 160 to have an impact on the Company's results of operations and financial position.

3.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  Cash and cash equivalents:

	March 31, 2006	December 31, 2005
Cash on hand and balances with banks	$34.5	$33.4
Short-term deposits	49.6	64.2

	$84.1	$97.6

  Accounts receivable and other assets:

	March 31, 2006	December 31, 2005
Trade receivables	$4.8	$1.4
Taxes recoverable	11.3	0.4
Prepaid expenses	7.2	6.5
Other	13.8	19.5

	$37.1	$27.8

  Inventories:

	March 31, 2006	December 31, 2005
In-process	$15.2	$12.7
Finished metal	21.7	26.0
Ore in stockpiles(a)	32.0	30.8
Ore on leach pads(b)	14.6	17.1
Materials and supplies	64.0	55.3

	147.5	141.9
Long-term portion of ore in stockpiles	(28.1)	(26.7)

	$119.4	$115.2

  (a)
  Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets within this section.

  (b)
  Ore on leach pads at March 31, 2006, relates to the Company's 50% owned Round Mountain and Refugio mines. As at March 31, 2006, the weighted average cost per recoverable ounce of gold on the leach pads was $255 per ounce at Round Mountain and $217 at Refugio (December 31, 2005 — $275 per ounce, Round Mountain and $161 per ounce, Refugio). Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2016 and at Refugio in 2028. The Company expects that all economic ounces will be recovered approximately within twelve months following the date the last tonne of ore is placed on the leach pad.

  Property, plant and equipment — net:

	March 31, 2006	December 31, 2005
Property, Plant and Equipment
Cost — net of write-down
Producing properties
Plant and equipment amortized on a straight-line basis	$178.1	$172.4
Plant and equipment amortized on units of production basis	1,023.1	995.9
Development properties	—	—
Exploration properties	4.4	4.4

Mineral Interests
Gross carrying value
Production stage	$737.6	$737.6
Development properties(a)	15.2	15.2
Exploration properties	41.2	41.2

	$1,999.6	$1,966.7

Property, Plant and Equipment
Accumulated depreciation
Producing properties
Plant and equipment amortized on a straight-line basis	$(87.5)	$(80.9)
Plant and equipment amortized on units of production basis	(643.5)	(635.0)

Mineral Interests
Accumulated depreciation
Production stage	$(194.8)	$(186.1)
Development properties	—	—
Exploration properties	—	—

	$(925.8)	$(902.0)

Property, Plant and Equipment — net(b)	$1,073.8	$1,064.7

  (a)
  The Aquarius property was written down to its fair value of $14.3 million during 2005, of which $15.2 million is included in mineral interests and the related $0.9 million reclamation and remediation obligation is shown within similar liabilities as at March 31, 2006 and December 31, 2005. At March 31, 2006 and December 31, 2005, it was considered an asset held for sale.

  (b)
  Capitalized interest during the three months ended March 31, 2006 and 2005 was $0.5 million and $0.1 million, respectively, and is included in property, plant and equipment. Interest capitalized during the three months ended March 31, 2006, relates to capital expenditures at Fort Knox and Round Mountain and during the three months ended March 31, 2005, related to Porcupine Joint Venture, Refugio and Fort Knox.

  Goodwill:

  The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2006
	Dec 31, 2005	Additions	Impairment	March 31, 2006
Operating segments
Fort Knox	$—	$—	$—	$—
Round Mountain	86.5	—	—	86.5
La Coipa	71.4	—	—	71.4
Crixas	38.0	—	—	38.0
Paracatu	65.5	—	—	65.5
Musselwhite	29.0	—	—	29.0
Porcupine Joint Venture	—	—	—	—
Refugio	—	—	—	—
Other operations	30.8	—	—	30.8
Corporate and other	—	—	—	—

Total	$321.2	$—	$—	$321.2

  Deferred charges and other long-term assets:

	March 31, 2006	December 31, 2005
Long-term ore in stockpiles(a)	$28.1	$26.7
Deferred charges, net of amortization	1.9	2.1
Long-term receivables	12.4	9.5
Deferred acquisition costs	10.1	9.2
Other	1.5	1.6

	$54.0	$49.1

  (a)
  Long-term ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture which is not scheduled for processing within the next twelve months.

  Accounts payable and accrued liabilities:

	March 31, 2006	December 31, 2005
Trade payables	$44.1	$41.8
Accrued liabilities	40.9	42.3
Employee related accrued liabilities	17.3	18.3
Taxes payable	16.0	7.3
Other accruals	11.4	22.5

	$129.7	$132.2

  Consolidated Statement of Operations

  Other (expense) income — net:

	Three months ended March 31,
	2006	2005
Interest income and other	$1.7	$1.9
Interest expense	(2.5)	(1.9)
Foreign exchange (losses) gains	(9.4)	1.7
Non-hedge derivative losses	(2.5)	—

	$(12.7)	$1.7

  Consolidated Statements of Cash Flows

  Interest and taxes paid:

	Three months ended March 31,
	2006	2005
Interest	$3.1	$1.6
Income taxes	$3.0	$1.6

4.     FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

  From time to time, the Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

  Gold

  At December 31, 2005, the Company had written call options outstanding on 255,000 gold ounces which had a mark-to-market liability of $6.2 million, based on the year end gold price of $513 per ounce. These written call options had an average strike price of $522 per ounce. Premiums received at the inception of these written call options are recorded as a liability and changes in the fair value of options are recognized in current earnings. During the first quarter of 2006, the Company closed out net positions on written call options of 155,000 gold ounces with a cash payment of $9.7 million, resulting in a realized loss of $6.9 million, which was recorded during the quarter as a reduction to metal sales. At March 31, 2006, the Company had written call options outstanding on 100,000 gold ounces remaining with a strike price of $530 per ounce. The outstanding options expire in the second quarter of 2006 and had a mark-to-market liability of $6.2 million, based on a spot gold price of $582 per ounce at March 31, 2006. During the quarter, the Company also recorded a net unrealized loss of $2.5 million, which was included in other (expense) income — net. Therefore, the total loss recorded on written call options, both realized and unrealized, was $9.4 million.

  In addition to the written call options, the Company also had put options of 112,500 gold ounces at March 31, 2006. These put options which were acquired in the combination with TVX Gold Inc. ("TVX") expire at various times during 2006 at a strike price of $250 per gold ounce. If the market price of gold remains above $250 per ounce throughout the year, these put options will expire unexercised.

  Foreign currency

  At March 31, 2006, the Company had fixed forward contracts to sell $6.0 million U.S. dollars and purchase Brazilian reais during the remaining nine months in 2006 at an average forward exchange rate of 2.47 Brazilian reais for one U.S. dollar. The unrealized gain on these contracts at quarter end was $0.6 million (December 31, 2005 — $0.1 million).

5.     LONG-TERM DEBT AND CREDIT FACILITIES

  Long-term debt

		As at
	Interest Rates	March 31, 2006	December 31, 2005
Corporate revolving credit facility	Variable	$140.0	$140.0
Refugio credit facility	Variable	4.9	5.5
Paracatu — short-term loan	4.95%	1.5	—
Fort Knox capital leases	5.0% - 5.25%	0.4	0.6
Refugio capital leases	5.7% - 6.2%	11.9	13.2

		158.7	159.3
Less: current portion		(9.5)	(9.4)

Long-term debt		$149.2	$149.9

  Syndicated credit facility

  In addition to the LIBOR loans of $140.0 million noted in the table above, the corporate revolving credit facility also provides credit support for letters of credit to satisfy financial assurance requirements, primarily associated with reclamation related activities. As at March 31, 2006, letters of credit totaling $129.0 million were outstanding under this facility.

  Refugio credit facility

  During 2005, ScotiaBank Sud Americano extended a $12.0 million credit facility to Compania Minera Maricunga ("CMM"), the Chilean company that owns the Refugio mine. Kinross owns 50% of CMM. The Company, along with its joint venture partner on the Refugio mine, Bema Gold Corporation, arranged for the credit facility to fund any additional CMM cash requirements. The Company is the guarantor of the agreement. During the quarter, the Company reduced the size of the facility to a maximum of $10.0 million. Funds drawn on the facility are in the form of one-year promissory notes with a maturity date of one year and bear an interest rate of 30 day LIBOR plus 1.24%. Interest is payable every 90 days on all drawn amounts. As at March 31, 2006, CMM had drawn down $9.9 million on this facility. The Company's 50%, representing $4.9 million, is included in the financial statements under the current portion of long-term debt.

  Paracatu short-term loan

  On March 26, 2006, Rio Paracatu Mineracao ("RPM"), a subsidiary of the Company, borrowed $1.5 million to fund short-term pre-export financing. This short-term loan is payable in 30 days and has an interest rate of 4.95%.

6.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The following table provides a reconciliation of the reclamation and remediation obligations for the following periods:

	As at
	March 31, 2006	December 31, 2005
Balance at beginning of period,	$175.9	$131.7
Reclamation spending	(3.1)	(24.0)
Accretion and reclamation expense	3.0	56.0
Asset retirement cost	—	12.2

Balance at end of period	$175.8	$175.9

7.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the three months ended March 31, 2006 is as follows:

	Three months ended March 31, 2006
	Number of shares	Amount
	(000's)	$
Common shares
Balance, beginning of period	345,417	$1,768.2
Issued (cancelled):
Under employee share purchase plan	48	0.5
Under stock option and restricted share plans	217	1.7
Expiry of TVX and Echo Bay options	—	(0.1)
Conversions:
Redeemable retractable preferred shares(a)	858	2.7

Balance, end of period	346,540	$1,773.0

Common share purchase warrants
Balance, beginning and end of period	8,333	$9.4

Total common share capital		$1,782.4

  (a)
  At December 31, 2005, the Company had 311,933 redeemable retractable preferred shares outstanding. These shares which were held by a former senior officer and director of the Company were convertible into common shares at 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. During the three months ended March 31, 2006, all the remaining redeemable retractable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

  Shareholders' rights plan

  On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan") to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan is effective immediately and is subject to shareholder approval.

  The Plan will address the Company's concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximize shareholder value.

  The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will be a Permitted Bid if it is made by way of take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

  Under the Plan one right is issued for each common share of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time. The Plan must be ratified by shareholders of the Company at the Company's annual and special meeting of shareholders.

8.     EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated based on the treasury stock method and the if-converted method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended
	March 31, 2006	March 31, 2005(a)
	(Number of common shares in thousands)
Basic weighted average shares outstanding:	345,868	345,079
Weighted average shares dilution adjustments:
Dilutive stock options(b)	246	—
Restricted shares	363	—

Diluted weighted average shares outstanding	346,477	345,079

Weighted average shares dilution adjustments — exclusions:(c)
Stock options	170	—
Kinam preferred shares	331	—
Common share purchase warrants	8,333	—

  (a)
  As a result of the net loss from continuing operations for the three months ended March 31, 2005, diluted earnings per share was calculated from the basic weighted average shares outstanding because to do otherwise would be anti-dilutive.

  (b)
  Dilutive stock options were determined by using the Company's average share price for the period. For the three months ended March 31, 2006 and 2005, the average share prices used were $10.06 and $6.60 per share, respectively.

  (c)
  These adjustments were excluded, as they were anti-dilutive for the three months ended March 31, 2006 and 2005, respectively.

9.     SEGMENTED INFORMATION

  The Refugio mine was re-commissioned in 2005. As of January 1, 2006, Refugio has been reclassified as a reportable operating segment from Other operations.

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the three months ended March 31, 2006:
Operating segments
Fort Knox	$37.1	$21.5	$0.3	$6.0	$0.1	$—	$0.1	$9.1
Round Mountain	51.7	27.6	0.4	5.6	0.4	—	—	17.7
La Coipa	22.5	11.3	0.2	5.6	0.4	—	—	5.0
Crixas	13.2	4.5	—	2.8	0.1	—	0.1	5.7
Paracatu	25.2	15.1	0.2	2.8	0.4	—	0.7	6.0
Musselwhite	9.3	7.2	—	2.4	0.7	—	—	(1.0)
Porcupine Joint Venture	17.8	14.1	0.5	2.3	0.8	—	0.3	(0.2)
Refugio	17.8	10.7	0.1	1.3	—	—	—	5.7
Other operations	8.7	8.6	0.4	—	1.2	—	3.4	(4.9)
Corporate and other(d)	(5.0)	0.9	0.9	0.4	3.4	—	10.1	(20.7)

Total	$198.3	$121.5	$3.0	$29.2	$7.5	$—	$14.7	$22.4

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the three months ended March 31, 2005:
Operating segments
Fort Knox	$30.5	$17.5	$0.3	$7.7	$0.1	$—	$0.3	$4.6
Round Mountain	39.9	24.1	0.5	10.9	0.1	—	—	4.3
La Coipa	17.6	12.5	0.1	4.4	0.2	—	0.3	0.1
Crixas	10.3	3.5	—	2.9	0.1	—	—	3.8
Paracatu	18.6	12.3	0.2	3.6	0.4	—	—	2.1
Musselwhite	8.8	6.4	—	3.1	0.4	—	—	(1.1)
Porcupine Joint Venture	22.0	13.3	0.2	4.7	1.0	—	—	2.8
Refugio	1.3	0.6	—	—	—	—	—	0.7
Other operations	25.1	18.4	0.3	6.5	0.5	—	0.4	(1.0)
Corporate and other(d)	5.7	4.5	1.7	0.5	2.1	0.6	12.6	(16.3)

Total	$179.8	$113.1	$3.3	$44.3	$4.9	$0.6	$13.6	$—

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.

  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

  (c)
  Other includes other operating costs, general and administrative expenses and gain on disposals of assets.

  (d)
  Includes corporate, shutdown operations and other non-core operations.

  Segment assets and Capital expenditures:

  The following table details the segment assets and capital expenditures for the following years:

	Segment assets		Capital expenditures
	As at		Three months ended March 31,
	March 31, 2006	Dec 31, 2005
			2006	2005
Operating segments
Fort Knox	$170.4	$161.4	$8.9	$10.5
Round Mountain	173.6	174.6	2.9	1.0
La Coipa	160.2	156.0	3.0	1.0
Crixas	98.2	96.2	1.7	1.4
Paracatu	561.8	550.9	8.4	3.9
Musselwhite	118.1	119.5	1.1	1.2
Porcupine Joint Venture	105.4	103.3	4.7	6.1
Refugio	91.9	87.7	2.3	12.6
Other operations	125.0	123.6	0.6	0.1
Corporate and other(a)(b)	107.6	124.9	1.1	0.3

Total	$1,712.2	$1,698.1	$34.7	$38.1

  (a)
  Includes corporate, shutdown operations and other non-core operations. Also includes $42.4 million and $63.5 million in cash and cash equivalents held at the Corporate level as at March 31, 2006 and December 31, 2005, respectively.

  (b)
  Included in Corporate and other as at March 31, 2006 and December 31, 2005 is the Aquarius property, which is considered an asset held for sale pending approval by the Board of Directors.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales		Property, plant & equipment
	Three months ended March 31,		As at
			March 31, 2006	December 31, 2005
	2006	2005
Geographic information:
United States	$88.9	$77.2	$178.8	$173.8
Canada	22.1	36.5	197.2	195.2
Brazil	38.4	28.9	556.8	552.7
Chile	40.3	18.9	141.0	143.0
Russia	8.6	18.3	—	—

Total	$198.3	$179.8	$1,073.8	$1,064.7

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended March 31, 2006, sales to five customers totaled $24.3 million, $22.3 million, $21.9 million, $21.5 million and $17.9 million. For the three months ended March 31, 2005, sales to five customers totaled $46.3 million, $23.6 million, $22.6 million, $22.2 million and $19.3 million.

10.  COMMITMENTS AND CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

  Guarantee of third party contracts

  The Company has guaranteed the debt of one of its joint ventures. Under the agreement, the Company will stand ready to perform should the joint venture be unable to fulfill the payment under the credit facility. The joint venture will use its cash flows to satisfy the debt prior to making distributions to the Company's joint venture partner. The Company expects that the outstanding debt will be completely repaid during 2006. The maximum the Company would be required to pay under the agreement would be an additional $4.9 million attributable to its joint venture.

  Other commitments and contingencies

  Acquisition of Crown Resources Corporation

  On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby it would acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State. See discussion below.

11.  SUBSEQUENT EVENTS

  Agreement to acquire Crown Resources Corporation

  On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross would acquire Crown and its wholly owned Buckhorn gold deposit ("Buckhorn") located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and was subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of a review undertaken relating to the accounting for goodwill in the January 31, 2003 acquisition of TVX and Echo Bay Mines Ltd. ("Echo Bay"), the completion of the registration statement was delayed.

  On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross acquired 511,640 newly issued shares of Crown in a private placement for $1.0 million.

  Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross' filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown were to receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110.0 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company purchased a $10.0 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' notice to Kinross.

  The Company has signed an amendment to extend the termination date from March 31, 2006 to December 31, 2006 and adjust the price that the Company will pay to acquire Crown and the Buckhorn gold deposit. Shareholders of Crown will now receive 0.32 shares of Kinross for each share of Crown, a decrease of 0.02 over the previous ratio of 0.34 and the valuation collar mentioned above has been removed. Assuming all of the outstanding Crown warrants and options are converted, a total of approximately 14.7 million common shares of Kinross will be issued upon the completion of the transaction.

  The Company has also agreed to loan Crown $2.0 million if the transaction is not closed by July 1, 2006, which in turn would be used to buy out the only existing smelter return royalty from a third party covering the ore body at Buckhorn. The loan would have a three-year term and bear interest at the published (Wall Street Journal) prime rate at the time of borrowing, plus 3%.

  On April 24, 2006, Kinross filed an amended registration statement with the United States Securities and Exchange Commission. Upon completion of the regulatory review, Crown will distribute the information circular to its shareholders, who will vote on the proposed merger.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION ("MD&A")
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS Unaudited (expressed in millions of U.S. dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of U.S. dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of U.S. dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Unaudited (expressed in millions of U.S. dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, (in millions of U.S. dollars)